Morgan Stanley & Co. International plc

25 Cabot Square, Canary Wharf

London E14 4QA

United Kingdom

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

United States of America

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States of America

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre

1 Harbour View Street

Central, Hong Kong

UBS Securities LLC

1285 Avenue of the Americas

New York, NY 10019

United States of America

October 13, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Era Anagnosti, Esq., Legal Branch Chief

Mr. Christopher Dunham, Esq., Staff Attorney

Mr. David Irving, Staff Accountant

Mr. Marc Thomas, Staff Accountant

Re:	Qudian Inc. (CIK No. 0001692705)

Registration Statement on Form F-1, as amended (File No. 333-220511)

Ladies and Gentlemen:

We hereby join Qudian Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Daylight Time on October 17, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 3,477 copies of the Company’s preliminary prospectus dated October 3, 2017 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representative of the several underwriters

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Daniel Wetstein
Name: Daniel Wetstein
Title: Managing Director; Co-head of APAC TMT Banking

[Signature Page to the Acceleration Request]

As representative of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Mark Bernstein
Name: Mark Bernstein
Title: Director

[Signature Page to the Acceleration Request]

As representative of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ James Perry
Name: James Perry
Title: Managing Director

[Signature Page to the Acceleration Request]

As representative of the several underwriters

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Shi Lei
Name: Shi Lei
Title: Managing Director

[Signature Page to the Acceleration Request]

As representative of the several underwriters

UBS SECURITIES LLC

By:	/s/ Vik Hebatpuria
Name: Vik Hebatpuria
Title: Managing Director

By:	/s/ Jack Tyler
Name: Jack Tyler
Title: Associate Director

[Signature Page to the Acceleration Request]